January 5, 2015

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E.
Washington, D.C. 20549

Re:    The E. W. Scripps Company
Amendment No. 1 to Registration Statement on Form S-4
Filed December 23, 2014
File No. 333-200388

Dear Mr. Spirgel,

This letter is in response to your letter dated January 2, 2015 regarding the review by the U.S. Securities and Exchange Commission’s (the “Commission”) of the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on December 23, 2014 by The E. W. Scripps Company (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 977-3997.

Sincerely,

/s/ William Appleton

William Appleton
Senior Vice President and General Counsel

cc:    Timothy M. Wesolowski, Senior Vice President and Chief Financial Officer
Deloitte & Touche LLP
Russell E. Ryba, Foley & Lardner LLP

General

1.
We note your response to comment 1. It appears from your disclosure and the proxy card for Journal shareholders that they are voting to approve the spin-off of the Journal newspaper business and the merger of Journal Spinco with a wholly owned subsidiary of Journal Media Group. However, it appears Journal shareholders will not be voting their credited Journal Spinco interests in favor of the merger of Journal Spinco with Journal Media. Similarly, it appears Scripps shareholders will not be voting their credited Scripps Spinco interests in favor of the merger of Scripps Spinco with a wholly owned subsidiary of Journal Media. Please tell us why and explain your reasons with reference to state and federal law and transaction steps outlined in the Summary or Annex C. Further, we note the proxy card for Scripps shareholders does not request they approve the merger of Scripps Spinco with the Journal Media entities. Please tell us why and, as necessary, revise the appropriate parts of your filing such as the Q&A section to explain the reasons.

After consultation with Journal Communications, Inc., a Wisconsin corporation (“Journal”), the Registrant respectfully advises the Staff as follows:
Until the consummation of the transactions described in the joint proxy statement/prospectus (the “Transactions”), Boat Spinco, Inc., a Wisconsin corporation (“Journal Spinco”), will remain a wholly owned subsidiary of Journal. Pursuant to Sections 180.0704 and 180.1103 of the Wisconsin Business Corporation Law (the “WBCL”), Journal, as the sole shareholder of Journal Spinco, has approved the Transactions, including the merger of Journal Spinco with and into Boat NP Merger Co., a Wisconsin corporation (“Boat NP Merger”) and a wholly owned subsidiary of Journal Media Group, Inc., a Wisconsin corporation (“Journal Media Group”), whereby the shares of common stock of Journal Spinco will be exchanged for shares of common stock of Journal Media Group, $0.01 par value per share (the “JMG Shares”).
Similarly, until the consummation of the Transactions, Desk Spinco, Inc., a Wisconsin corporation (“Scripps Spinco”), will remain a wholly owned subsidiary of Scripps Media, Inc., a Delaware corporation (“Scripps Media”) and a wholly owned subsidiary of the Registrant. Pursuant Sections 180.0704 and 180.1103 of the WBCL, Scripps Media, as the sole shareholder of Scripps Spinco, has approved the Transactions, including the merger of Scripps Spinco with and into Desk NP Merger Co., a Wisconsin corporation (“Desk NP Merger”) and a wholly owned subsidiary of Journal Media Group, whereby the shares of common stock of Scripps Spinco will be exchanged for JMG Shares.
Journal Media Group, as the sole shareholder of each of Boat NP Merger and Desk NP Merger, pursuant to Sections 180.0704 and 180.1103 of the WBCL, has approved the Transactions, including the mergers of Boat NP Merger with and into Journal Spinco and of Desk NP Merger with and into Scripps Spinco. Until the consummation of the Transactions, all outstanding shares of Journal Media Group common stock will be held 50% by the Registrant and 50% by Journal. Each of the Registrant and Journal, as shareholders of Journal Media Group, have approved the Transactions, including those described above.
Neither the Ohio Revised Code nor the Registrant’s Articles of Incorporation require the shareholders of the Registrant to approve the Transactions.
While the WBCL requires the shareholders of Journal to approve the merger of Journal into a wholly owned subsidiary of the Registrant following the spin-off of Journal’s newspaper business (the “Journal Merger Proposal”), the WBCL does not require the shareholders of Journal to approve the spin-off of Journal’s newspaper business and subsequent merger of Journal Spinco with Boat NP Merger (the “Journal Spin-Off Proposal”). However, under Article 4 of Journal’s Amended and Restated Articles of Incorporation (the “Journal Articles”), Journal’s shareholders, by at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of Journal class A common stock and Journal class B common stock, voting together as a single class, must approve a “Strategic Transaction” (as defined in the Journal Articles). Both the Journal Merger Proposal and the Journal Spin-Off Proposal constitute a “Strategic Transaction” under the Journal Articles and, thereby, Journal’s shareholders are entitled to vote on each such proposal.
Other than the required shareholder approvals described in the joint proxy statement/prospectus, no further shareholder approvals are required to consummate the Transactions.
The Registrant has revised the disclosures on pages iii, iv, 57 and 60 of the joint proxy statement/prospectus in response to the Staff’s comment.

Questions and Answers about the Special Meeting, page i

2.
We note your revised disclosure in response to comment 3. Please expand your disclosure to address the specific factors that contributed to the determination of the ratio of shares to be received by Scripps shareholders and Journal Communications shareholders. For example, we note your disclosure on page 69 that Scripps and Journal considered, among other things, potential synergies, dividends to Scripps shareholders and trading liquidity in determining the exchange ratio.

The Registrant has revised the disclosure on page ii of the joint proxy statement/prospectus in response to the Staff’s comment.
Chart Disclosures concerning Pre- and Post-Spin Structures, page 4

3.
We note your response to comment 9. Please provide us with the following representations with respect to the Scripps Spinco and Journal Spinco shares: (i) that the shares are to be issued as merely an intermediate, transitory step in the overall transaction; and (ii) that the recipients of the shares will not be able to retain the shares after completion or termination of the overall transaction.

With respect to the Scripps Spinco and Journal Spinco shares (collectively, the “Spinco Shares”), the Registrant and Journal represent as follows:

(i)
The Spinco Shares will be issued as an intermediate, transitory step in the overall transaction, and such shares will only be outstanding for a few minutes. The issuance of the Spinco Shares is merely to facilitate the distribution of the JMG Shares to shareholders of the Registrant and Journal in connection with the Transactions.

(ii)	The recipients of the Spinco Shares will not be able to retain the Spinco Shares after completion or termination of the overall transaction.

4.
Please clarify in more detail how long the Scripps Spinco and Journal Spinco shares may be held by the exchange agent prior to the exchange with Journal Media Group. Please clarify whether Scripps Spinco or Journal Spinco shares may be transferred during this holding period.

After consultation with Journal, the Registrant respectfully advises the Staff that the Spinco Shares will be held by the exchange agent appointed in connection with the Transactions for a moment of time on the closing date of the Transactions. The exchange agent will hold the Spinco Shares only for the time on the closing date required to have the merger documents filed and accepted in Wisconsin, which will occur within minutes. The Spinco Shares will not be transferable during this holding period.

5.	Please provide legal opinions supporting your belief that the Scripps Spinco and Journal Spinco shares do not have to be registered under the Securities Act.

The Registrant is supplementally providing to the Staff the enclosed opinion of Baker & Hostetler LLP supporting the Registrant’s belief that the Scripps Spinco shares do not have to be registered under the Securities Act of 1933, as amended (the “Securities Act”), and Journal is supplementally providing to the Staff the enclosed opinion of Foley & Lardner LLP supporting Journal’s belief that the Journal Spinco shares do not have to be registered under the Securities Act.

6.
Please provide us with more detail regarding the Scripps Spinco and Journal Spinco shares. Please tell us (i) whether the Scripps Spinco or Journal Spinco shareholders will have any control over whether to retain or dispose of the securities; (ii) whether certificates for the Scripps Spinco or Journal Spinco shares will be issued; and (iii) whether holders of the Scripps Spinco or Journal Spinco shares will be able to vote or receive dividends.

After consultation with Journal, the Registrant respectfully advises the Staff as follows:

(i)	The holders of the Spinco Shares will not have any control over whether to retain or dispose of the Spinco Shares. The Spinco Shares will not be transferable.

(ii)
Each of Scripps and Journal will endorse a single stock certificate representing the Scripps Spinco and Journal Spinco shares, respectively, issuable in connection with the Transactions. These certificates will be delivered to the exchange agent on the closing date of the Transactions. No certificates representing Spinco Shares will be delivered to holders of Scripps or Journal shares.

(iii)	The holders of Spinco Shares will not have any voting rights and will not receive dividends with respect to the Spinco Shares.

7.	Please discuss whether the Scripps Spinco or Journal Spinco shareholders will be subject to any investment risk as a result of the issuance.

After consultation with Journal, the Registrant respectfully advises the Staff that the Spinco Shares will not be subject to any investment risk as a result of the issuance. Neither the Journal shareholders nor the shareholders of the Registrant will transfer any consideration to either Journal or the Registrant in respect of the Spinco Shares issued to them and will not make an investment decision in respect of the issuance. The Spinco Shares serve solely a mechanical purpose for the distribution of the JMG Shares and have no separate value or risk, and will only be outstanding for a few minutes.

8.	Please represent that there will be no aftermarket for the Scripps Spinco or Journal Spinco shares.

The Registrant and Journal represent that there will be no aftermarket for the Spinco Shares. As discussed above, the Spinco Shares are not transferrable, nor will they be listed on any securities exchange.
The E.W. Scripps Company
Pro Forma Financial Information
Note 2 pro forma adjustments, page 148

9.
We note your response to comment 30. Please disclose that the final purchase price will be determined based on the number of Scripps shares issued to the Journal shareholders times the Scripps share price on the date of the acquisition as stated in your response.

The Registrant has revised the disclosure on page 149 of the joint proxy statement/prospectus in response to the Staff’s comment.
Journal Media Group
Pro forma Financial Information
Note 2 pro forma adjustments, page 174

10.
We note your response to comment 32. Please disclose that the final purchase price will be determined based on the number of Journal Media Group shares issued to the Journal shareholders times the share price on the date of the acquisition as stated in your response.

The Registrant respectfully directs the Staff to the disclosure in the first paragraph under “Note 2 - Pro Forma Adjustments” on page 174 of the joint proxy statement/prospectus, which is responsive to the Staff’s comment.
Exhibits/Annexes
Exhibits 8.1 and 8.2

11.
It appears in Exhibit 8.1 Baker & Hostetler LLP adopts the disclosure in the JMG Registration Statement as their opinion. Please revise to provide an opinion with respect to the Scripps Registration Statement.

The Registrant has removed the opinion previously attached to the Registration Statement and has included, as Exhibit 8.1, Baker & Hostetler LLP’s opinion with respect to the Scripps Registration Statement with Amendment No. 2 to the Registration Statement.

12.
We note statements in the penultimate paragraphs of your tax opinions that your tax advisors “undertake no responsibility to advise you of any further change in the matters stated or assumed herein or in the federal income tax laws or other application or interpretation thereof.” If your opinions will be dated before the day of effectiveness, please remove this language because opinions must speak as of effectiveness and it appears this language is an inappropriate limitation if your opinions are prior to effectiveness. Alternatively, confirm that you will file new opinions dated as of the effective date of the registration statement.

The Registrant confirms that it will file new opinions dated as of the effective date of the Registration Statement.